Nucon-RF, Inc.
1574 Gulf Rd., #242
Point Roberts, WA 98281

July 23, 2007

VIA FEDEX AND EDGAR-CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 7010
Washington, D.C. 20549
Attn: Jennifer R. Hardy, Branch Chief, Legal

Re: Nucon-RF, Inc.;
   Fil Registration Statement on Form 10-SB;
   File No. 0-49876

Dear Ms. Hardy:

On behalf of Nucon-RF, Inc. (“Company”, “Nucon” or “NNRF”), in response to the letter from the Securities and Exchange Commission (the “Commission”) dated June 28, 2007 (the “Comments Letter”), relating to the filing of Amendment No. 2 to our registration statement on Form 10-SB, filed on June 12, 2007 (“Amendment No. 1”), please find attached herewith five (5) redlined and five (5) clean versions (originally executed) of the Company’s Amendment No. 3 to Form 10-SB (“Amendment No. 3”). The redlined version is marked to show revisions to Amendment No. 2. Please note that effective July 19, 2007, the Company amended its articles of incorporation to change its name from Nucon-RF, Inc. to NNRF, Inc.

Set forth below are the items addressed by the Commission in the Comments Letter:

Item 1. Description of Business
Historical Summary, page 2

1.  Disclose the aggregate value and per share price assigned to the 22,500,000 shares of common stock exchanged for 100% of the capital stock of Nucon pursuant to the Merger Agreement.

As the shares of Stafford common stock issued to Nucon shareholders in the merger transaction represented a controlling interest, the transaction has been accounted for as a recapitalization, or reverse merger, with Nucon being considered the acquirer. The recapitalization has been accounted for at historical cost. See page 2 of Amendment No. 3.

Business of the Issuer, page 3

2.  Specify in paragraphs (3) and (4) whether Nucon has licensed or acquired these technologies.

Nucon has acquired the Feecom/Biecom technology from Dr. Hans-Jürgen Engelmann in consideration for options to purchase 150,000 shares of common stock, exercisable for a period of ten (10) years at $0.75 per share, issued pursuant to the Company’s 2007 Stock Option and Incentive Plan and a royalty in the amount of 2.5% of gross revenues. The Asset Purchase Agreement relating to Feecom/Biecom has been filed as an exhibit to Amendment No. 3. See paragraph 3, page 3 of Amendment No. 3.

Nucon has entered into a Cooperation Agreement with ASPECT, a Russian research, production and marketing entity engaged in the development, introduction and transfer of innovative high-tech technologies and projects, to jointly engage in the implementation and commercialization of complex technologies and equipment of a gradient-porous metal-ceramic membrane known as “TRUMEM™”, a high-output, long-lasting, inexpensive and compact purification unit for all types of liquid wastes, including radioactive wastes. The principal application of TRUMEM™ will involve the rehabilitation of water basins which have become contaminated with liquid radioactive wastes. The Cooperation Agreement has been filed as an exhibit to Amendment No. 2. See paragraph 4, page 3 of Amendment No. 3.

3.  Copies of all material license agreements, manufacturing agreements and representation agreements should be filed as exhibits or the staff should be advised in writing why these agreements are not required to be filed. See item 601(b)(10) of Regulation S-B.

The Company has filed additional exhibits with Amendment No. 3.

Rosenergoatom, page 6

4.  Update the information relating to the completion of contracts between Nucon and the remaining companies in the Consortium by the end of June, 2007. Identify the companies that have already executed agreements with Nucon and discuss the material terms of the agreements, including how revenues will be generated by Nucon.

The Company has updated the disclosures made in “Rosenergoatom” on page 6 of Amendment No. 3.

5.  Nucon’s agreement with Rosenergoatom should be filed as an exhibit.

Please see response to Comment 4 above.

Atomstroyexport, page 7

6.  If Nucon has executed the joint cooperation agreement with ASE for the markets of India, China and Bulgaria, the agreement should be filed as an exhibit. Otherwise, state in the second paragraph that there is no assurance that Nucon and ASE will enter into the joint cooperation agreement.

The Company has not yet entered into a joint cooperation agreement with Atomstroexport (“ASE”) for the markets of India, China and Bulgaria. The Company has inserted the following sentence on page 7, of Amendment No. 3:

“There can be no assurance that Nucon and ASE will enter into a joint cooperation agreement for the Indian, Chinese and Bulgarian markets.”

7.  It should be clear that there is no assurance that Nucon will enter into any large contracts similar to the US$45 million dollar contract between ASE and SSE Chernobyl as disclosed in the third paragraph.

The Company has inserted the following sentence on page 8, of Amendment No. 3:

“There can be no assurance that Nucon will enter into contract(s) similar in size to the US$45,000,000 contract between SSE Chernobyl and Atomstroyexport.”

Next Steps, page 11

8.  Update the information in the first paragraph to state whether Nucon commenced initial sales of the EP units in the second quarter of 2007.

The Company has inserted the following sentence on page 13 of Amendment No. 3:

“Nucon recently received a purchase order from Stroikomplektinvest for sixty (60) units of EP equipment.”

Fire Resistant Cable-Fireproof Swelling Cable Cover, page 13

9.  Update the information relating to Nucon’s acquisition of this technology which was to occur during the first half of 2007.

The Company has provided an update to the acquisition of the fire resistant cable and fireproof swelling cable cover technology. Given the ongoing activity of other projects, this acquisition has been delayed to the second half of 2007. See language inserted in the second paragraph of “Fire Resistant Cable - Fireproof Swelling Cable Cover” on page 14 of Amendment No. 3.

Potential Acquisition of JSC Electroprivod and Velkont, page 14

10.   Please clarify and revise to disclose whether the acquisitions of JSC Electroprivod and Velkont are considered probable. If so, please explain your consideration of the financial statement requirements of Rule 3-05 of Regulation S-X. If applicable, provide us with your calculations of the significance of each acquisition based on the requirements of Rule 3-05(b)(2). Explain how you have treated the planned investment of your affiliate ATOLL in your significance tests and refer to the specific rule supporting your treatment. Refer also to Rule 3-05(b)(4)(i).

The acquisition of JSC Electroprivod and Velkont cannot be considered probable as each acquisition is dependent on the Company procuring additional financing. As of the date of Amendment No. 3 the financing has not been procured and given the uncertainty associated therewith there can be no assurance that each of the above acquisitions will be consummated.

See disclosure on page 14 of Amendment No. 3.

Government Approval and Government Regulation, page 15

11.  Please provide disclosure regarding the environmental regulations you must comply with.

The Company has disclosed under “Government Approval and Government Regulations”, page 16 of Amendment No. 3, the environmental regulations that is required to comply with at the present time.

Employees, page 15

12.  Describe the type of services provided by the company’s four (4) consultants.

As of the date of filing of Amendment No. 3, the Company has a total of seven (7) consultants. The consultants provide public relation services, merger and acquisition advisory services, business development services, legal services, corporate and media awareness services, investment banking services, and sales and marketing, services. Please see page 16 of Amendment No. 3.

Reports to Security Holders, page 15

13.  Please delete the reference to 450 Fifth Street since we have moved.

The Company has made the change requested in comment 13.

Item 2. Management’s Discussion and Analysis or Plan of Operation Overview Liquidity and Capital Resources, page 18

14.  Discuss the estimated amount of the company’s material commitments for capital expenditures for the next twelve months and how the company plans to fund these commitments. We note that Nucon hopes to achieve some funding through cash flow. Since the company did not realize any revenues for the three months ended March 31, 2007 and 2006, discuss Nucon’s alternative plans to achieve funding during the next twelve months.

Please see disclosure on page 19 of Amendment No. 3.

Risk Factors, page 19

15.  Please include a risk factor discussing the fact that your auditor’s opinion includes a going concern risk.

The Company has included a risk factor on page 20 of Amendment No. 3.

Item 6. Executive Compensation, page 28

16.  State whether the company has or intends to establish an Audit Committee.

The Company anticipates announcing the appointment of Thomas Schinogl CPA and Boris Lipkin to the board of directors of the Company in the near future. Mr. Schinogl will serve as our “Financial Expert” based on being a certified public accountant with an auditing practice in Frankfurt, Germany.

Upon appointment, Mr. Schinogl who will serve as Chairman of the Audit Committee and Messrs. Lipkin and McQuade (an existing member of the Board of Directors) would serve on the Audit Committee. The three (3) proposed members of the Audit Committee satisfy the “independence” test.

Certain Relationships and Related Transactions, page 29

17.  Please disclose the purpose of the loan from your president.

The purpose of the $20,000 loan from J. Holt Smith, President and Director of the Company, was to provide working capital to the Company. See language inserted on page 30 of Amendment No. 3.

Item 4. Recent Sales of Unregistered Securities: Use of Proceeds from Registered Securities, page 32

18.  In the first paragraph, describe the type of services provided to the company.

The Company has disclosed a description of the services rendered to the Company. See Item 4, Part II, of Amendment No. 3, pp. 33-36.

19.  For the each transaction discussed in paragraphs (2), (3), (8), and (9) disclose the aggregate value assigned to the shares of common stock issued and the per share price of the shares.

The Company has disclosed the aggregate value assigned to the shares of common issued, and the price per share of such common stock, in paragraphs (2), (3), (8) and (9) of Item 4, Part II, of Amendment No. 3.

20.  For each transaction discussed, include the number of individuals to whom the unregistered securities were issued.

The Company has disclosed the number of individuals to whom the unregistered securities have been issued.

Financial Statements

March 31, 2007 and December 31, 2006 Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies, page F-7 Organization, page F-7

21.  On page F-7 of the Nucon-RF financial statements, you state the “reorganization of Nucon into Stafford was accounted for as the recapitalization of Nucon at historical cost.” In note 3, you characterize the transaction as a reverse acquisition and you discuss recognition based on “the fair value of net liabilities assumed on the date of the acquisition.” Please explain how you determined Nucon, which appears to be a shell company with nominal operations, was the accounting acquiror. Address each of the criteria in paragraph 17 of SFAS 141.

The following are the pertinent facts that should be considered when determining the accounting acquirer in a business combination as discussed in SFAS 141 paragraph 17. The Company has included in italics its rationale for it being considered the accounting acquirer:

a. The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. Nucon’s former shareholders held approximately 87% of the outstanding common stock of Stafford after the share exchange.

b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity. At August 10, 2006, there were 111 Stafford and 49 Nucon stockholders. Of the 49 Nucon stockholders, three (3) individuals hold approximately 10 million of the approximate 26 million shares issued and outstanding following the closing of the merger by and between Nucon and Stafford.

c. The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity. The governing body of Stafford was disbanded and the Nucon board had/has the ability to appoint the governing body of the combined entity.

d. The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists. On a go forward basis the only surviving Stafford manager was Sinclair. There were 4 senior management from Nucon.

e.  The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities. As no premium was paid this is not applicable.

Provide a detailed explanation of your accounting treatment, explain how your treatment complies with SFAS 141 or explain why you believe the guidance in SFAS 141 does not apply to this transaction. Refer to the authoritative accounting literature that supports your treatment. Also, tell us the nature of any relationships/commonalities between the ownership and management of the two parties prior to the transaction. Explain the business purpose of the transaction from the perspective of each party.

Paragraph 9 of FAS 141 states that, “a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.” EITF 98-3 describes when a set of net assets constitutes a business. It states, “. . . if the planned principal operations of the transferred set have commenced, the presence and/or expectation of continued operating losses while the set seeks to achieve the level of market share necessary to attain profitability is not an indicator of whether or not the set is a business. However, if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.” Since Stafford’s operations had produced no sales and Abucco’s operations had produced very limited sales or revenue prior to the acquisition by Nucon, Stafford’s and Abucco’s planned principal operations had not commenced, and Abucco is in the development stage, Stafford’s and Abucco’s net assets transferred to Nucon are not a business. Since the acquisition is not a business, purchase accounting under FAS 141 is not applicable. Instead, the transaction is a nonmonetary transaction under Opinion 29.

Paragraph 18 of Opinion 29 states, “Accounting for nonmonetary transactions shall be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received.” Paragraph 25 states that the, “Fair value of a nonmonetary asset transferred to or from an enterprise in a nonmonetary transaction shall be determined by referring to estimated realizable values in cash transactions of the same or similar assets, quoted market prices, independent appraisals, estimated fair values of assets or services received in exchange, and other available evidence.” Paragraph 26 states that, “Fair value shall be regarded as not determinable within reasonable limits if major uncertainties exist about the realizability of the value that would be assigned to an asset received in a nonmonetary transaction accounted for at fair value.”

In assessing the fair value of Stafford and Abucco, the fair value of the stock issued is likely higher than the fair value of the net assets acquired. Accordingly, the amount recognized for those assets should be limited to the fair value of the net assets and, since the acquisition was not a business, no goodwill should be recognized. The fair value of the net assets acquired is fairly easy to determine since all of the assets and liabilities are short-term.

Note 4 - investment in Zao Electro Machinery Building Plant ATOLL, page F-11

22.  We have read your response to comment 2 in our letter dated May 25, 2007. You reference the factors discussed in paragraphs 4(a), (c), and (d) of FIN 35 to support your conclusion that you do not exercise significant influence over ATOLL despite 50% ownership. In discussing paragraphs 4(a) and (d), you discuss difficulties in arranging for audits due to the need for an auditor with Russian security clearance. The source of this difficulty appears to be related to security and logistics, rather than from opposition by the investee. As such, it is not clear how this represents a lack of ability to exercise significant influence or how paragraphs 4(a) and (d) support your conclusion. Also, we note a recent press release announcing the review of the financial statements of ATOLL for the three months ended March 31, 2007, prepared in accordance with U.S. GAAP.

The Company has proposed multiple solutions to the investee including using the Company’s U.S. auditors and other audit firms in Russia including any one of the four (4) major international audit firms. None of the suggestions put forward by the Company have been deemed acceptable to the investee. As such, the Company had no influence on the investee’s selection of audit firms and continues to not have an influence on the investee’s auditors.

With respect to the recent press release although the investee has prepared and made available financial statements as of March 31, 2007, prepared in accordance with U.S. GAAP, the investee has not yet agreed, or guaranteed, that it will provide quarterly financial statements in the future.

The Company continues to negotiate with the investee as to which firm will provide audit services, the nature and timing of such services, and whether or not the Company will be responsible for any portion of the audit fee.

23.  In your discussion of paragraph 4(c) of FIN 35, you state the remaining 50% ownership is concentrated among a small group of shareholders who have considerable influence over management and the operations of ATOLL. However, this is not the criterion discussed in paragraph 4 ( c ), which discusses a small group of shareholders operating the investee without regard to the views of the investor in question. Please clarify whether the small group of shareholders composing the remaining 50% ownership operates ATOLL without regard to your views. If this is the case, it appears significant additional disclosure is required in the description of business and risk factors to discuss this situation and the limitations it imposes on your business plan with regard to ATOLL.

The small group of stockholders who own the 50% of investee not held by the Company are responsible for all activities of the investee. These individuals are founding stockholders of the investee and have been actively involved in the operations of the investee since its inception. The only operational request that the Company has made relates to auditor selection and the investee has disregarded the Company’s requests.

24.  As requested in our prior comment, please explain your basis for accounting for the 50% investment in ATOLL using the cost method or, if appropriate, revise the financial statements for all affected periods to account for the investment using the equity method.

Kindly refer to the responses to comments 22 and 23 set forth above.

Consolidated Statements of Operations, page F-3

25.  Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented.

The general and administrative expenses for fiscal year ending December 31, 2006, as well as the three months ended March 31, 2007 are as follows:

Three Months Ended March 31, 2007:

Accounting & audit	68,500.00
Legal & Professional Fees	2,900.00
Bank charges	0.00
Depreciation	2,143.00
Office Supplies	190.00
Office expenses	5,602.00
Shipping	156.00
State filing fees	1,515.00
Document Processing Fees	2,527.00
Telephone	2,148.00
Finance charges	178.00
Escrow fees	9,500.00
Miscellaneous	20.00
Travel	50,350.00
Consulting	33,600.00
Investor Relations	1,626,635.00
Stock transfer fees	4,083.00
Meetings	190.00
Product liability insurance	413.00
Management Fees	4,801,858.00
Accounting Audit Europe	9,944.00
Depreciation Europe	0.00
Office Expenses Europe	40,447.00
Personnel Europe	209,135.00
Management Fees Europe	0.00
Consulting Europe	114,710.00
Travel Europe	70,639.00
Rent Europe	33,333.00
Vehicle costs Europe	32,139.00
Miscellaneous	30,574.00
TOTAL	7,153,429.00

For the fiscal year ended December 31, 2006:

Accounting & audit	259.00
Legal & Professional Fees	0.00
Bank charges	146.00
Depreciation	0.00
Office Supplies	0.00
Office expenses	0.00
Shipping	483.00
State filing fees	175.00
Document Processing Fees	0.00
Telephone	0.00
Finance charges	-177.00
Escrow fees	500.00
Miscellaneous	0.00
Travel	8,034.00
Consulting	145,392.00
Investor Relations	86,508.00
Stock transfer fees	571.00
Web site	4,000.00
Meetings	0.00
Product liability insurance	0.00
Wages	3,492,566.00
Management Fees	83,000.00
Directors fees	3,000.00
D&O Insurance	7,265.00
Rent	500.00
Accounting Audit Europe	0.00
Depreciation Moscow	600.00
Office Expenses Europe	0.00
Telecom Moscow	3,150.00
Salaries Moscow	6,754.00
Management Fees Moscow	42,000.00
Consulting Europe	0.00
Miscellaneous Moscow	6,048.00
Travel Europe	0.00
Rent Moscow	13,337.00
Vehicle costs Moscow	10,201.00
Management Berlin	83,578.00
Insurance Berlin	2,550.00
Rent Berlin	9,000.00
Vehicle Berlin	3,000.00
Travel Berlin	6,000.00
Miscellaneous	65.00
TOTAL	4,018,505.00

Note 6 - Convertible Notes Payable, page F-11

26.  Please provide us with a schedule showing the calculations of the intrinsic value of the beneficial conversion feature of $829,660 and $386,560 on the $1,949,500 Convertible Notes and $2,750,500 Convertible Notes, respectively. Tell us the specific dates the notes were issued on and the corresponding trading prices used in your calculations. Clarify whether you calculated the intrinsic value of each conversion option based on the proceeds allocated to the convertible notes, excluding the proceeds allocated to warrants, as discussed in Issue 1 of EITF 00-27.

The calculations of the intrinsic value of the beneficial conversion feature of $829,660 and $386,560 on the $1,949,500 Convertible Notes and $2,750,500 Convertible Notes, respectively, are as follows:

			Fair Values			Allocated Values
	Transaction Date	Gross Proceeds Received	Debt	Warrants	Total	Debt	Warrants	Conversion Price	Shares to be Issued	Effective Conversion Price	FMV of Common Stock on Issuance	Initial Beneficial Conversion	Beneficial Conversion
William H. McCartney	27/07/2006	12,500	12,500	4,862	17,362	9,000	3,500	$0.75	16,667	$0.54	$0.85	5,167	5,167
Thomas J. McElroy	27/07/2006	12,500	12,500	4,862	17,362	9,000	3,500	$0.75	16,667	$0.54	$0.85	5,167	5,167
Pentium Homes / T/H.	28/07/2006	5,902	5,902	2,238	8,140	4,279	1,623	$0.75	7,869	$0.54	$0.83	2,252	2,252
Timothy Howard	28/07/2006	2,418	2,418	917	3,335	1,753	665	$0.75	3,224	$0.54	$0.83	923	923
Timothy Howard	28/07/2006	91,680	91,680	34,769	126,449	66,471	25,209	$0.75	122,240	$0.54	$0.83	34,988	34,988
Louis T. Bascoy	31/07/2006	50,000	50,000	18,956	68,956	36,255	13,745	$0.75	66,667	$0.54	$0.83	19,079	19,079
Alan White	02/08/2006	50,000	50,000	16,091	66,091	37,827	12,173	$0.75	66,667	$0.57	$0.71	9,507	9,507
Louis T. Bascoy	02/08/2006	50,000	50,000	16,091	66,091	37,827	12,173	$0.75	66,667	$0.57	$0.71	9,507	9,507
Mike Robbins/ T D I	04/08/2006	100,000	100,000	31,684	131,684	75,939	24,061	$0.75	133,333	$0.57	$0.70	17,394	17,394
Joseph F. De Maria	04/08/2006	250,000	250,000	79,211	329,211	189,848	60,152	$0.75	333,333	$0.57	$0.70	43,485	43,485
Vincent Cafici	09/08/2006	25,000	25,000	9,103	34,103	18,327	6,673	$0.75	33,333	$0.55	$0.80	8,339	8,339
Constance Costa	09/08/2006	60,000	60,000	21,846	81,846	43,985	16,015	$0.75	80,000	$0.55	$0.80	20,015	20,015
Hurbert VanderHeijden	11/08/2006	25,000	25,000	8,978	33,978	18,394	6,606	$0.75	33,333	$0.55	$0.79	7,939	7,939
David McCallister	11/08/2006	50,000	50,000	17,957	67,957	36,788	13,212	$0.75	66,667	$0.55	$0.79	15,879	15,879
David McCallister	14/08/2006	50,000	50,000	17,833	67,833	36,855	13,145	$0.75	66,667	$0.55	$0.79	15,479	15,479
Doug Fore	18/08/2006	15,000	15,000	6,168	21,168	10,629	4,371	$0.75	20,000	$0.53	$0.90	7,371	7,371
George Domenikos	14/08/2006	18,500	18,500	6,598	25,098	13,637	4,863	$0.75	24,667	$0.55	$0.79	5,727	5,727
Michael Stromsoe	14/08/2006	20,000	20,000	7,133	27,133	14,742	5,258	$0.75	26,667	$0.55	$0.79	6,192	6,192
Marc A. Rotter	14/08/2006	25,000	25,000	8,917	33,917	18,427	6,573	$0.75	33,333	$0.55	$0.79	7,739	7,739
Joseph Denora	15/08/2006	25,000	25,000	8,024	33,024	18,926	6,074	$0.75	33,333	$0.57	$0.71	4,740	4,740
Robert E. Dettle	15/08/2006	12,000	12,000	3,851	15,851	9,085	2,915	$0.75	16,000	$0.57	$0.71	2,275	2,275
Robert E. Dettle	16/08/2006	13,000	13,000	4,418	17,418	9,703	3,297	$0.75	17,333	$0.56	$0.75	3,297	3,297
Duane Papierniak	18/08/2006	50,000	50,000	20,560	70,560	35,431	14,569	$0.75	66,667	$0.53	$0.90	24,569	24,569
Louis T. Bascoy	18/08/2006	70,549	70,549	29,009	99,558	49,993	20,556	$0.75	94,065	$0.53	$0.90	34,666	34,666
Louis T. Bascoy	23/08/2006	29,451	29,451	14,787	44,238	19,607	9,844	$0.82	36,026	$0.54	$1.09	19,661	19,607
Martin Corcoran	18/08/2006	25,000	25,000	10,280	35,280	17,715	7,285	$0.82	30,581	$0.58	$1.09	15,618	15,618

Robert J. Smith	22/08/2006	25,000	25,000	12,435	37,435	16,696	8,304	$0.81	30,864	$0.54	$1.08	16,637	16,637
Charles D. Stadterman	22/08/2006	12,500	12,500	6,218	18,718	8,348	4,152	$0.81	15,432	$0.54	$1.08	8,319	8,319
Estate of Marion Lieben	24/08/2006	100,000	100,000	49,716	149,716	66,793	33,207	$0.81	123,457	$0.54	$1.08	66,541	66,541
Leonard W. Lewis	25/08/2006	75,000	75,000	37,996	112,996	49,781	25,219	$0.83	90,909	$0.55	$1.10	50,219	49,781
William McCartney	29/08/2006	12,500	12,500	6,810	19,310	8,092	4,408	$0.89	14,124	$0.57	$1.18	8,574	8,092
John Birchfield	30/08/2006	50,000	50,000	30,362	80,362	31,109	18,891	$0.98	50,891	$0.61	$1.31	35,558	31,109
Eugene & Fran Spiegel	30/08/2006	25,000	25,000	15,181	40,181	15,555	9,445	$0.98	25,445	$0.61	$1.31	17,778	15,555
Ted & Mary Hickman	01/09/2006	50,000	50,000	32,999	82,999	30,121	19,879	$1.07	46,948	$0.64	$1.42	36,545	30,121
Kevin P. Sullivan	05/09/2006	12,500	12,500	8,128	20,628	7,575	4,925	$1.05	11,905	$0.64	$1.40	9,092	7,575
Duane Papierniak	05/09/2006	50,000	50,000	32,510	82,510	30,299	19,701	$1.05	47,619	$0.64	$1.40	36,368	30,299
Clarence Lynn	06/09/2006	3,500	3,500	2,275	5,775	2,121	1,379	$1.05	3,333	$0.64	$1.40	2,545	2,121
Clarence Lynn	07/09/2006	9,000	9,000	5,849	14,849	5,455	3,545	$1.05	8,571	$0.64	$1.40	6,544	5,455
Donald Kibler	07/09/2006	49,750	49,750	32,333	82,083	30,153	19,597	$1.05	47,381	$0.64	$1.40	36,180	30,153
Gibralter Partners Inc	08/09/2006	25,000	25,000	16,123	41,123	15,198	9,802	$1.04	23,981	$0.63	$1.39	18,136	15,198
Robert E. Dettle	12/09/2006	25,000	25,000	14,552	39,552	15,802	9,198	$0.95	26,455	$0.60	$1.26	17,531	15,802
Vannessa/Jay Friedland	15/09/2006	50,000	50,000	25,014	75,014	33,327	16,673	$0.82	61,162	$0.54	$1.09	33,340	33,327
Gregory Garofalo	21/09/2006	20,000	20,000	9,421	29,421	13,596	6,404	$0.77	25,890	$0.53	$1.03	13,071	13,071
Wendy & Kelly Paffel	01/10/2006	25,000	25,000	12,003	37,003	16,891	8,109	$0.79	31,746	$0.53	$1.05	16,442	16,442
Randy Harwood	02/10/2007	25,000	25,000	11,516	36,516	17,116	7,884	$0.76	33,003	$0.52	$1.01	16,217	16,217
Dr. K. Barton	12/10/2007	50,000	50,000	19,198	69,198	36,128	13,872	$0.75	66,667	$0.54	$0.85	20,539	20,539
Howard Cordova	17/10/2007	25,000	25,000	10,422	35,422	17,644	7,356	$0.75	33,333	$0.53	$0.92	13,022	13,022
LuPino Landscape	29/11/2007	91,250	91,250	34,809	126,059	66,053	25,197	$0.75	121,667	$0.54	$0.85	37,364	37,364
TOTAL		1,949,500	1,949,500	831,013	2,780,513	1,374,296	575,204		2,452,789			863,537	829,660

Carmelo Luppino	06/02/2007	$250,000	250,000	83,016	333,016	187,679	62,321	$0.75	333,333	$0.56	0.75	62,321	62,321
Tatiana Gorbatcheva	13/02/2007	$12,500	12,500	4,733	17,233	9,067	3,433	$0.75	16,667	$0.54	0.85	5,100	5,100
Douglas Fore	13/02/2007	$12,500	12,500	4,733	17,233	9,067	3,433	$0.75	16,667	$0.54	0.85	5,100	5,100
William McCartney	13/02/2007	$62,500	62,500	23,667	86,167	45,333	17,167	$0.75	83,333	$0.54	0.85	25,500	25,500
Robert Smith	13/02/2007	$50,000	50,000	18,934	68,934	36,267	13,733	$0.75	66,667	$0.54	0.85	20,400	20,400
Bruce W. Snyder	13/02/2007	$12,500	12,500	4,733	17,233	9,067	3,433	$0.75	16,667	$0.54	0.85	5,100	5,100
Matthew Thole	13/02/2007	$50,000	50,000	18,934	68,934	36,267	13,733	$0.75	66,667	$0.54	0.85	20,400	20,400
Jack W. Hoy	13/02/2007	$25,000	25,000	9,467	34,467	18,133	6,867	$0.75	33,333	$0.54	0.85	10,200	10,200
Christopher Southwick	13/02/2007	$119,000	119,000	45,062	164,062	86,315	32,685	$0.75	158,667	$0.54	0.85	48,552	48,552
Christopher Southwick	13/02/2007	$81,000	81,000	30,673	111,673	58,752	22,248	$0.75	108,000	$0.54	0.85	33,048	33,048
Leonard W. Lewis	20/02/2007	$75,000	75,000	23,799	98,799	56,934	18,066	$0.75	100,000	$0.57	0.72	15,066	15,066
Stephen Thole	20/02/2007	$25,000	25,000	7,933	32,933	18,978	6,022	$0.75	33,333	$0.57	0.72	5,022	5,022
Farzin Morena	20/02/2007	$280,000	280,000	88,851	368,851	212,552	67,448	$0.75	373,333	$0.57	0.72	56,248	56,248
Donald W. Kibler	20/02/2007	$150,000	150,000	47,599	197,599	113,867	36,133	$0.75	200,000	$0.57	0.72	30,133	30,133
Robert W. Kramer	20/02/2007	$40,000	40,000	12,693	52,693	30,365	9,635	$0.75	53,333	$0.57	0.72	8,035	8,035
Peter Bohan	20/02/2007	$37,500	37,500	11,900	49,400	28,467	9,033	$0.75	50,000	$0.57	0.72	7,533	7,533
Michael Grosser	20/02/2007	$25,000	25,000	7,933	32,933	18,978	6,022	$0.75	33,333	$0.57	0.72	5,022	5,022
Daniel J. Gust	28/02/2007	$25,000	25,000	6,520	31,520	19,829	5,171	$0.75	33,333	$0.59	0.60	171	171
Vincent Caffici	28/02/2007	$50,000	50,000	13,041	63,041	39,657	10,343	$0.75	66,667	$0.59	0.60	343	343
Mario Malpelli	28/02/2007	$25,000	25,000	6,520	31,520	19,829	5,171	$0.75	33,333	$0.59	0.60	171	171
Martin Corcoran	20/02/2007	$25,000	25,000	6,520	31,520	19,829	5,171	$0.75	33,333	$0.59	0.60	171	171
Perry Redeker	20/02/2007	$4,000	4,000	1,043	5,043	3,173	827	$0.75	5,333	$0.59	0.60	27	27
Perry Redeker	28/02/2007	$8,500	8,500	2,217	10,717	6,742	1,758	$0.75	11,333	$0.59	0.60	58	58
Eric Hayes	28/02/2007	$25,000	25,000	6,520	31,520	19,829	5,171	$0.75	33,333	$0.59	0.60	171	171
Charles Lowden	28/02/2007	$100,000	100,000	26,081	126,081	79,314	20,686	$0.75	133,333	$0.59	0.60	686	686
Dr. John Birchfield	28/02/2007	$350,000	350,000	91,284	441,284	277,599	72,401	$0.75	466,667	$0.59	0.60	2,401	2,401
Marc Rotter	28/02/2007	$25,000	25,000	6,520	31,520	19,829	5,171	$0.75	33,333	$0.59	0.60	171	171
Klaus-Peter Eichner	28/02/2007	$25,000	25,000	6,520	31,520	19,829	5,171	$0.75	33,333	$0.59	0.60	171	171

Constance Costa	28/02/2007	$40,000	40,000	10,432	50,432	31,726	8,274	$0.75	53,333	$0.59	0.60	274	274
Robert Lusch	28/02/2007	$12,500	12,500	3,260	15,760	9,914	2,586	$0.75	16,667	$0.59	0.60	86	86
Kevin P. Sullivan	28/02/2007	$13,000	13,000	3,391	16,391	10,311	2,689	$0.75	17,333	$0.59	0.60	89	89
Lucre Marketing LLC	28/02/2007	$12,500	12,500	3,260	15,760	9,914	2,586	$0.75	16,667	$0.59	0.60	86	86
Jim Kleinheinz	28/02/2007	$25,000	25,000	6,520	31,520	19,829	5,171	$0.75	33,333	$0.59	0.60	171	171
Duane Beam	28/02/2007	$50,000	50,000	13,041	63,041	39,657	10,343	$0.75	66,667	$0.59	0.60	343	343
Thomas McCelroy	28/02/2007	$37,500	37,500	9,780	47,280	29,743	7,757	$0.75	50,000	$0.59	0.60	257	257
Rasumika/Pravin Patel	28/02/2007	$50,000	50,000	13,041	63,041	39,657	10,343	$0.75	66,667	$0.59	0.60	343	343
Charles Stadterman	28/02/2007	$25,000	25,000	6,520	31,520	19,829	5,171	$0.75	33,333	$0.59	0.60	171	171
John T. Wesolak	28/02/2007	$12,500	12,500	3,260	15,760	9,914	2,586	$0.75	16,667	$0.59	0.60	86	86
Concetta Caffici	28/02/2007	$25,000	25,000	6,520	31,520	19,829	5,171	$0.75	33,333	$0.59	0.60	171	171
Michael Mahool	28/02/2007	$12,500	12,500	3,260	15,760	9,914	2,586	$0.75	16,667	$0.59	0.60	86	86
Ruben Rucker	28/02/2007	$30,000	30,000	7,824	37,824	23,794	6,206	$0.75	40,000	$0.59	0.60	206	206
Toby & Philip Bardash	28/02/2007	$7,500	7,500	1,956	9,456	5,949	1,551	$0.75	10,000	$0.59	0.60	51	51
Toby & Philip Bardash	28/02/2007	$5,000	5,000	1,304	6,304	3,966	1,034	$0.75	6,667	$0.59	0.60	34	34
Bruce Smith	28/02/2007	$12,500	12,500	3,260	15,760	9,914	2,586	$0.75	16,667	$0.59	0.60	86	86
Michael & Tim Washko	28/02/2007	$89,000	89,000	23,212	112,212	70,590	18,410	$0.75	118,667	$0.59	0.60	610	610
Alex Skory	28/02/2007	$12,500	12,500	3,260	15,760	9,914	2,586	$0.75	16,667	$0.59	0.60	86	86
Michael & Tim Washko	02/03/2007	$36,000	36,000	9,382	45,382	28,558	7,442	$0.75	48,000	$0.59	0.60	242	242
Klaus-Peter Eichner	07/03/2007	$25,000	25,000	5,930	30,930	20,207	4,793	$0.75	33,333	$0.61	0.55	-	-
John T. Wesolak	08/03/2007	$50,000	50,000	14,181	64,181	38,952	11,048	$0.75	66,667	$0.58	0.65	4,382	4,382
Peter Bohan	12/03/2007	$62,500	62,500	19,173	81,673	47,828	14,672	$0.75	83,333	$0.57	0.70	10,505	10,505
Gary C. Molitor	13/03/2007	$35,000	35,000	9,108	44,108	27,773	7,227	$0.75	46,667	$0.60	0.60	227	227
Dr. John Birchfield	13/03/2007	$100,000	100,000	26,022	126,022	79,351	20,649	$0.75	133,333	$0.60	0.60	649	649
TOTAL		$2,750,500	$2,750,500	$824,343	$3,574,843	$2,118,580	$631,920	$39	$3,667,332	$30	$35	$386,560	$386,560

27.  Please disclose in your amended document the terms of conversion of the $2,750,500 8% convertible notes payable issued in February and March 2007, discussed on page F-12.

The notes to the financial statements have been revised to reflect the following insertion:

“The notes are due two years from the date of issuance and are convertible into common stock as follows: (A) at seventy-five ($0.75) cents per share at any time prior to the shares of the company’s common stock being quoted on the Over-the-Counter Bulletin Board (“OTCBB”); (B) for a period of ninety (90) days from the date the shares of the Company’s Common Stock are quoted on the OTCBB, at the lesser of a 25% discount to the closing price on the business day preceding the date of conversion or one ($1.00) dollar with a floor of seventy-five ($0.75) cents: or (C) thereafter, at the greater of a 25% discount to the closing price on the business day preceding the date of conversion or seventy-five ($0.75) cents.”

In addition, the Company has disclosed the conversion of $4,700,000 of original principal, and $196,572 in accrued interest, into 6,528,763 shares of common stock in Amendment No. 3. The foregoing represented conversion of 100% of the issued and outstanding 8% convertible promissory notes. The conversion was effective on June 18, 2007, and was undertaken at a conversion price of $0.75 per share as set forth in the convertible promissory notes. See the following disclosures in Amendment No. 3: (a) “Convertible Notes” on page 31, Item 8 of Part I, and (b) page 35, the next to last paragraph of Item 4 of Part II.

Note 8 - Stockholders’ Equity, page F-13

28.  We note your disclosure on page F-9 that indicates you have adopted SFAS 123R as of January 1, 2007. However, it is unclear how this adoption impacted your financial statements. Please tell us and disclose how you considered the transition provisions of paragraphs 69-83 of SFAS 123R and revise disclosure to discuss the impact adoption of SFAS 123R had on your financial statements as required by paragraphs 84 and 85 of SFAS 123R.

The Company adopted SFAS123R effective January 1, 2006 and the disclosure relating to the date SFAS 123R was adopted has been inserted. In addition, we have modified the disclosure relating to “Stock Based Compensation” to read as follows:

“Stock Based Compensation - Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) generally requires share-based payments to employees, including grants of employee stock options and other equity awards, to be recognized in the statement of operations based on their fair values. In addition, SFAS No. 123(R) requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under previous accounting rules.

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Due to the Company having no stock options prior to July 1, 2006 and the implementation of SFAS 123(R) had no effect on the Company’s operations or financial position.”

29.  Please tell us and disclose how you have accounted for the common stock issued for services during 2006 and 2007 under SFAS 123R and provided all the required disclosures pursuant to paragraphs 64 and 65 of SFAS 123R.

The Company has provided the following revisions (in italics below) to the footnotes of its financial statements relating to how it has accounted for the common stock issued for services during fiscal years 2006 and 2007 pursuant to SFAS 123R:

“Issuance of Common Stock for Settlement of Payables and Services - In May, 2006, the Company issued 3,000,000 common shares to two individuals for the settlement of $3,000 owed to the individuals and for services rendered to the Company. The shares were valued at $1.05 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $3,147,000 of compensation for services. The 3,000,000 shares of common stock were issued in consideration for the outstanding debt as well as for investor relations services. The 3,000,000 shares of common stock vested fully upon grant and there were no future performance requirements.

In June 2006, the Company issued 1,080,000 common shares to five individuals for services rendered to the Company. The shares were valued at $1.40 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $1,512,000 of compensation for services. Of the total shares issued, 250,000 shares of common stock were issued for investor relations services and 830,000 shares of common stock were issued for consulting services. The 1,080,000 shares of common stock vested fully upon grant and there were no future performance requirements.

In September 2006, the Company issued 400,000 common shares to a consultant for services rendered to the Company. The shares were valued at $1.39 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $556,000 of compensation for services. The 400,000 shares of common stock were issued for public relations services. The 400,000 shares of common stock vested fully upon grant and there were no future performance requirements.

In December, 2006, the Company issued 750,000 common shares to a consultant for services rendered to the Company. The shares were valued at $0.75 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $562,500 of compensation for services. The 750,000 shares of common stock were issued for merger and acquisition and strategic advisory services rendered. The 750,000 shares of common stock vested fully upon grant and there were no future performance requirements.

In December 2006, the Company issued 432,000 common shares to several members of management and certain consultants in satisfaction of accrued compensation through December 31, 2006, after which date all compensation payable to such parties is made in cash. The shares of common stock were valued at $0.75 per share, which was the fair value of the shares on the date of issuance and resulted in the satisfaction of $324,000 of accrued salaries and consulting fees payable. The 432,000 shares of common stock accrued monthly until December 31, 2006 and the related liability was revalued on a monthly basis. The 432,000 shares of common stock vested fully upon grant on December 31, 2006 and there were no future performance requirements.

In February 2007, the Company issued 50,000 common shares to one individual for services rendered to the Company. The shares were valued at $0.79 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $39,500 of compensation for services. The 50,000 shares of common stock were issued for investor relations services. The 50,000 shares of common stock vested fully upon grant and there were no future performance requirements.

In March 2007, the Company issued 2,500 common shares to a consultant for services rendered to the Company. The shares were valued at $1.37 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $3,425 of compensation for services. The 2,500 shares of common stock were issued for consulting services. The 2,500 shares of common stock vested fully upon grant and there were no future performance requirements.

In March 2007, the Company issued 20,000 common shares to a consultant for services rendered to the Company. The shares were valued at $1.79 per share, which was the fair value of the shares on the date of issuance and resulted in the recognition of $35,800 of compensation for services. The 20,000 shares of common stock were issued for consulting services. The 20,000 shares of common stock vested fully upon grant and there were no future performance requirements.

If you have any questions, you can reach me at 604-943-0706. Thank you.

Very truly yours,

/s/ J. P. Todd Sinclair
J. P. Todd Sinclair

Encls.